EXHIBIT 99.1

Endeavour Appoints Vice President, New Projects

VANCOUVER, British Columbia, May 29, 2018 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (NYSE:EXK) (TSX:EDR) announces the appointment of Manuel Echevarria, P.Eng., MBA, as the Vice President, New Projects to lead the company’s project development and technical services group based in Mexico.

Mr. Echevarria is a professional engineer with 34 years’ of experience in the mining industry, fluent in both English and Spanish, and has many years of career history throughout Latin America.  Manuel brings to Endeavour a wealth of experience in mine engineering, construction, operations, management and consulting roles, having planned and executed several multi-billion dollar mine and plant projects.

Bradford Cooke, Endeavour CEO, commented, “I am pleased to welcome Manuel Echevarria to the Endeavour management team.  His skills and experience are a great fit with our senior group and his depth and breadth of knowledge in the mining sector will enhance our ability to become bigger and better going forward as we optimize our three current mines and develop new mines to fuel our future growth.”

Mr. Echevarria graduated with a B.Sc. Mechanical Engineering in 1984 from the National University of Engineering in Lima Peru and received an MBA from IE Business School in Spain in 2007.  He worked as a project engineer from 1983 to 1989 for P&V Engineers on a major underground mine expansion for Milpo in Peru, then moved to Fima SA where he designed plant equipment until 1992.

Subsequently, he was the Engineering Manager for SNC Lavalin, and held project management roles in Bechtel, Svedala, Requisite Technology, Pan American, Fluor and Ausenco until 2010, working on large mine and plant projects such as Tamboraque, Tintaya, Pierina, Santa Luisa, Cajamarquilla, Iscaycruz, Ares, Antamina, Morococha, Cerro Verde, Oyu Tolgoi, Fort Hills, Escondida and others.  From 2010 to 2015, Manuel was the Project Manager of the Toromocho project for Chinalco and General Manager of Cal del Centro (Chinalco’s subsidiary) and since 2013, he has been Director of Gold Projects for Ma’aden in charge of developing the Mansorah Mansourah and Ad Duwayhi gold mine projects in Saudi Arabia.

Manuel’s responsibilities will include leading the company’s New Projects and Technical Services Group, ensuring engineering excellence throughout the organization, overseeing the design, permitting and construction of our development projects, supporting mine operations and acquisitions, completing optimization studies, introducing technological advances and improving operational performance.

Endeavour also announces two management appointments in Mexico to augment the Operations group, including Luis Seijas as the new General Manager of the Guanacevi mine in Durango and Francisco Gameros as the new Finance Manager based at Endeavour’s office in Leon.

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that operates three high-grade, underground, silver-gold mines in Mexico. The Company is forecasting 20% production growth to 10.2-11.2 million oz silver equivalent in 2018. Endeavour is currently developing its fourth high-grade, underground, silver‑gold mine in Mexico and has a compelling pipeline of exploration and development projects to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information
Galina Meleger, Director, Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in the future including changes in mining and operations and the timing and results of various activities. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.